Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotia Mutual Funds and Pinnacle Program Funds Receive Approval to
    Invest in Securities of DundeeWealth Inc.

    TORONTO, Oct. 26 /CNW/ - Scotia Securities Inc., the manager of the
Scotia Mutual Funds, and Scotia Capital Inc., the manager of the Pinnacle
Program Funds, today announced that Canadian securities regulatory authorities have granted approvals to permit these funds to invest in securities of
DundeeWealth Inc. (TSX:DW), as long as an independent board of advisors reviews these investments.
    Last month, Scotiabank purchased Dundee Bank of Canada, as well as 18 per cent of outstanding shares of DundeeWealth Inc. Scotia Securities Inc. and
Scotia Capital Inc. are wholly-owned subsidiaries of Scotiabank.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With almost 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some
50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Frank Switzer, Director, Public Affairs,
Scotiabank, (416) 866-7238, frank_switzer(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 14:33e 26-OCT-07